UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 7, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel
Date: October 7, 2008

7 October 2008
LGL’s Bonikro operation pours first gold
Lihir Gold Limited (LGL) has commenced gold production at its Bonikro operation in Ivory Coast, with the first gold pour completed overnight (Monday 6 October).
LGL Managing Director Arthur Hood said the start of gold production at Bonikro was a significant milestone for the LGL group.
“Bonikro’s successful transition to a producing gold mine heralds a new era for LGL as a globally diversified producer,” he said. “We are confident this development represents the beginning of a long and highly productive presence for LGL in Ivory Coast.”
Commissioning of the processing facilities at Bonikro began on 22 August, with 24 hour operations commencing on September 15. Throughput is now running around the nameplate capacity of 2.4 million tonnes per year for oxide ore, with gold grades and plant recovery rates in line with expectations. Bonikro gold production in 2008 is expected to be approximately 50,000 ounces. In future years, annual gold production is expected to average 120,000 ounces, with the mine life currently estimated at 8 years.
LGL also holds extensive exploration acreage in the highly prospective Birimian greenstone belt in Ivory Coast, and positive exploration results within close proximity to Bonikro are expected to lead to an extension in the life of the operation.
Construction of the open pit gold mine and process plant at Bonikro commenced in May 2007 with oxide ore stockpiled for processing since mining operations began in October 2007. While the capital cost is yet to be finalised it is estimated to be in line with guidance at around A$103 million compared to the original estimate of A$97million, an outstanding outcome in the current construction environment.
LGL expects to provide further details of Bonikro’s progress in the Third Quarter Production Report in October 2008.
For further information contact:
Joe Dowling
GM Corporate Affairs
07 3318 3308
Joel Forwood
Investor Relations Manager
07 3318 3331